INVEST IN **THE TALE OF NICKY NEWARK**

Join a diligent team with a proven track record in the indie-film world

PITCH VIDEO   INVESTOR PANEL


THE TALE OF
NICKY NEWARK
EVERY LIFE HAS A CHOICE

Ramsey NJ

Entertainment   Film   Art   Female Founder   Media

LEAD INVESTOR

Pamela Thomas

I know that this team of filmmakers has a nucleus of award-winning producers and actors. They have abundant talent and knowledge: writing, producing, directing, distribution. They believe in their art and are committed to producing new, exciting and meaningful films. This film, " The Tale of Nicky Newark" will engage the audience with its humor and challenging life choices. They will relate to the characters. The team has films with national distribution and hundreds of thousands of views and positive ratings. "The Tale of Nicky Newark" is a comedy/drama that tells the tale of a young man who makes a choice in his life to follow his dreams and make his family proud. I'm happy to support this talented group (even in a small way) and I know they will work extremely hard to make this film a critical success!

Invested $1,000 this round

Highlights

1. LOI for distribution already in place
2. Experienced professionals with industry experience and contacts
3. Sales Estmates already completed
4. Script Analysis Completed
5. Experienced Distributor is part of the team as a Producer on the film.
6. Experienced Director with 5 films to his credit and 3 shorts
7. Director/Production team prior film obtained world-wide distribution and currently in distribution.
8. Director/Writer is foregoing his salary in film. Won't get paid until investors make their 115%

Our Team



David LaRosa Director/Writer/Producer

-Co-founded in 2008 and was President of indie film company Feenix Films LLC -Clandestine, last feature Dave directed and produced recieved world wide distribution from a legitimate distributor (NO SELF DISTRIBUTION).



-Co-founded in 2008 and was President of indie film company Feenix Films LLC -Clandestine, last feature Dave directed and produced recieved world wide distribution from a legitimate distributor (NO SELF DISTRIBUTION).

We feel as a team that this film is that rare occurrence of "right time, right idea". We are also impressed with our team as their knowledge base greatly improves the potential for financial success for the filmmakers and the investors.



Janine Laino LaRosa Producer/Co-Writer

-Co-founded Feenix Films LLC in 2008. -Functioned as Feenix's Social Outreach Coordinator. -Produced all of Feenix's features. -Specialty is in post-production pacing and audience engagement.



Kate A. McGrath Producer

-Functioned as Business Director for Feenix Films LLC starting in 2009. -Wrote the successful 2016 film 'Clandestine' -Exec Produced "Clandestine" with primarily her own funds. -Produced bulk of Feenix's film library.



Mark LaRosa Producer/Start Up & Angel Investor Expert

-Vast experience in start-ups and the angel investing world. -Alumni of Steven's Institute in Hoboken NJ.



Michelle Alexandria Producer/Distribution Expert

- Cultivated a well respected and deep knowledge base with distribution channels within the film industry.

The Tale of Nicky Newark explores the questions we all have. A gritty, dark comedy that asks what it means to be human.

Become a Part of Our Team by Investing in Our Equity Crowdfunding Campaign and become a part of our team.

Don't miss your opportunity to become a part of creating the next potential masterpiece in the indie film industry. Investing in The Tale of Nicky Newark involves more than just putting your money in and hoping to get a return. It's a golden chance for you to be a part of something big and beautiful. When you invest, you choose to support an experienced team of Indie filmmakers as they embark on a journey to recreate a hit film from a decade ago.


A FILM BY DAVID LAROSA
THE TALE OF
NICKY NEWARK
EVERY LIFE HAS A CHOICE

Why Invest in Us?

The main reasons you can't miss the chance of investing in the Tales of Nicky Newark include:

1. LOI for distribution already secured.

2. Concept-proving, 1st version of the film made in 2011.

3. Director/Production team's prior film currently in distribution, globally.

4. Director has 5 films & 3 shorts to his credit; foregoing salary until investors make their 115% on film.

5. Team has 20+ years of industry experience & key contacts.

6. Experienced Distributor a Producer on team.

7. Sales estimates & script analysis complete.

About the Film

You'll laugh, you'll feel intertwined within the story, and you'll feel a sense of joy

as you watch a film that's full of relatable entertainment. When you're not busy laughing at the hilarious dialogue, you'll find yourself reflecting on and relating to the deeper aspects of life's challenges.

'The Tale of Nicky Newark' will explore the gritty and darkly comedic world of Bobby Cannonnolli, a parole officer in Newark NJ who struggles to find himself in our modern-day society. This comedic and touching new feature film will immerse moviegoers into the world of a "Nicky Newark" and the characters that exist within that world.

What is our Ultimate Truth? Can we Find it...and When We Do, What Do We Do with the Answer?

We all ask ourselves if we're a good parent, a good child, a good spouse, a good friend. These are universal questions that humanity has asked themselves since we first started experiencing this world. Bobby Cannonnolli epitomizes us all, he explores all of these questions in 'The Tale of Nicky Newark' and the audience gets to enjoy the journey with him while experiencing Bobby's street edged wit and biting humor.

'The Tale of Nicky Newark' will ask the very question of "does every life have a choice?"...and more interestingly, will Bobby like his answer?

What Makes Our Film Different?

We have always believed in making great films that audiences can relate with and experience. Many films nowadays are made by the studios to make "easy money" and then move on. However, like eating junk food, when you really want a nice meal, this leaves the audience unsatisfied.

Most people want the steak, not just the sizzle. That's what got us into founding our first production company, Feenix Films LLC, back in 2008 and it's what continues to drive us to produce new, exciting, engaging, and relatable content today.

Distribution


Michelle Alexandria Distribution Strategy Wefunder Interview
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MICHELLE ALEXANDRIA
DAVID LAROSA
Watch on YouTube

(In the above video Michelle and Dave speak about the Distribution strategy for the film.)

Along with leveraging our LOI for Distribution the Production Team is already beginning the process of distribution prior to the film being made. In the above video, Michelle and Dave talk about how the business strategy to make the films' investments back begins NOW not when the movie is finished. Michelle has already begun to speak to her contacts about this film and it's "on their radar". Notice and recognition are a big component to having a film "picked up" by a distributor and we are working on multiple different levels at once.

Some of those levels are the Sales Estimates for the film which have indicated a good direction to look for Casting as well as the territories in which we will sell the strongest. Casting is very important in a film such as this. You want an actor for our lead, *Bobby Cannonnolli*, who has name recognition domestically in the United States but also Internationally with those markets. Our Casting Directors are already working on reaching out to actor's representation and ready to make offers once our budget is raised. The Sales Estimates help us make the right decisions now for casting which then parlays into Distributor's interest. Rather than waiting for the film to be completed and then attempting to have a ROI strategy in place.

About the Investment Opportunity

• By investing in The Tale of Nicky Newark, you'll receive your initial investment and then an additional 15% in return before our Writer/Director gets a single penny - we're in the trenches with you!

• After your initial return, you'll get a proportionate share of the revenue stream in perpetuity - your investment into this film will continue to pay you back for years on end.

• Our team of filmmakers currently have films with worldwide distribution and hundreds of thousands of views and positive ratings.

• The original version of the film, Nicky Newark, surpassed its investment within a single year.

• Our team of filmmakers is composed of award-winning producers and actors.

Highlights:

LOI for distribution is already in place

Our team has experienced professionals with industry experience and contacts

Sales Estimates are already completed

The Script Analysis is Completed

An experienced Distributor is part of the team as a Producer on the film.

An experienced Director with 5 films to his credit and 3 shorts is on the team

The Director/Production team's prior film obtained world-wide distribution and is currently in distribution.

The Director/Writer is foregoing his salary for the film. He won't get paid until investors make their 115%

From an Award-Winning Team Making Films Since 2007



(David LaRosa, Janine Laino, Kate A. McGrath, Michelle Alexandria, Mark La Rosa)

David LaRosa

Director/Writer/Producer

-Co-founded in 2008 and was President of indie film company Feenix Films LLC

-Clandestine, last feature Dave directed and produced received worldwide distribution from a legitimate distributor

-Has directed 5 features and 3 shorts since 2007.

-Produced 13 titles to date.

Janine Laino LaRosa

Producer/Co-Writer

-Co-founded Feenix Films LLC in 2008.

-Functioned as Feenix's Social Outreach Coordinator.

-Produced all of Feenix's features.

-Specialty is in post-production pacing and audience engagement.

Kate A. McGrath

Producer

-Functioned as Business Director for Feenix Films LLC starting in 2009.

-Wrote the successful 2016 film 'Clandestine'

-Executive Produced "Clandestine" with primarily her own funds.

-Produced bulk of Feenix's Film library.

Mark LaRosa

Producer

-Over 30 years of experience in start-ups and the angel investing world.

-Alumni of Steven's Institute in Hoboken NJ.

Michelle Alexandria

Producer/Distribution Expert

- Cultivated a well respected and deep knowledge base with distribution channels within the film industry.

-A regular attendee at the major film festivals and markets since 2002, including the Cannes Film Festival, MipCom, EFM Berlin, Ventana Sur Buenos Aires, Paris UniFrance, Sundance, and The AFM (American Film Market).

-Has worked as a producers' rep, in acquisitions, and distribution for established international distribution companies.

-22 Production credits to her name dating back to 2009.

Seeing a Return on Investment

Invest in The Tale of Nicky Newark today and enjoy being a part of an award-winning team of movie directors and filmmakers. Once you've invested, you can sit back and wait for your return. We make sure you receive your money first, and only after you're paid, will our Director get paid from the proceeds of the film.

The Director is "in it with you"...What Does that Mean?


The Director is in it with you.
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NICKY NEWARK
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It means if you don't get paid, neither does Dave. It's important to have confidence that your filmmaking team respects your money and treats it as if it's their own. Although not an industry standard action to take, Dave believes this is the right thing to do, so he has forgone the typical Writer/Director salary for the production of the film. He will only begin to make his salary once the ROI comes in for all of you.

If the movie doesn't make money, neither will Dave. Dave believes being "in the trenches" and sharing the risk is the way to go.

"The Biggest challenge today is for audiences. So many films fail to connect and therefore studios and investors end up loosing money and scrambling for answers. It's always about character, story, and finding the actors that audiences want to live and breath with for 2 hours."

David LaRosa, Director/Writer of The Tale of Nicky Newark

When will investors get their money?

There is no definitive ROI on when a film begins to make it's money back. It is also impossible to give a definite date. The "Rule of Thumb" within the film industry is anywhere from a year to two years. This can change depending on if the film is a big hit, has huge grass roots support, goes viral, builds a buzz, etc. All of these elements can change an anticipated return date potentially making it occur quicker or later.

However, as production costs will be covered with the budget there will not be any "hidden" creative accounting. As profits come in they will immediately begin to be distributed to the investor team's initial investment. After that initial investment is completed the profits will be split 50/50 between the investor team and the producers.

The Process & Expected Launch Date

Production





Production is where all of the scenes are performed captured, directed, and taken from page to film. This is the phase that most people are familiar with. This film will take 4 weeks to film. Shooting Tuesdays to Sundays with Monday's off. Due to the locations, that have already been secured, filming on weekends is a necessity to ensure the production team is able to have the freedom to film and also to ensure that our locations can conduct their business as they need during their Monday to Friday work week.

Post-Production


PICTURE
START

The often over-looked aspect of filmmaking where your movie will come together. The film is scheduled for 6 months of post-production (editing, color grading, screen testing, sound, ADR). Once post-production is completed the film will be begin to be shown to distributors as well as submitted to film festivals.

Release



Some festivals want to be the "world premiere", depending on the festival this is something that the production team may decide to take advantage of in order for maximum impact and exposure. In other cases the production team and distributor may decide to pursue a release via streaming, both decisions can affect the release date. However, the anticipated release date for the film would be the Fall of 2022.

Use of Funds


Budget Breakdown
Production
Cast
Post Production
Marketing
Start Engine
Contingencies
Producer
Insurance
Accounting

The minimum budget to film the movie is $260,000, and the highest budget is $500,000. This graph above shows where the money will be spent. (the minimum budget will result in changes to some of these categories where a lesser known name will require more money to be spent on marketing.)

Why such a wide budget range? If we raise $260,000 then we have $125,000 to spend on our cast. Supporting roles will be paid SAG scale except for our lead male actor who will be hired under the Schedule F SAG agreement. Schedule F offers an actor $65,000 for the entire shoot (ours being 3 weeks). The bulk of our casting budget will go towards getting a recognizable male lead, which in turn equates into wider interest financially with domestic and international audiences. The hiring of this actor will be contingent on the Sales Projections for that actor as well as the feedback we receive from our Casting Directors. However, if we raise $500k, we have much more money in which to invest in our lead male actor, female lead, potential name supporting role as well as higher quality Post-Production services. In all honestly it will lead to a much more polished film, which is what the industry looks for. This in turn results in more publicity, a higher profile for the film, more "word of mouth" (the industry likes to call it "buzz") and higher chances for greater profit for investors. Remember our Director/Writer David LaRosa is foregoing his salary for this film, only getting paid if the film makes a profit for our investors.

The Producers have also been able to remove the Script Analysis, Sales Projections, and Casting Director costs usually contributed to a production budget, having used Development Funds for this. More money towards what shows up on screen is always a good thing!

One Last Thing...Rekindling the Epic Age-Old Campfire Experience

It's inherent in our human physiology to enjoy the process of "sitting around the campfire" and hearing stories—letting our imaginations run wild. In time, that dancing flame of a campfire gave way to the flickering of a theater projector and now our home TV screens, but the inherent need to experience life through stories still remains. Learning about life through deep, touching, and relatable stories is one of the most ancient things we as a species do.

Invest in 'The Tale of Nicky Newark today and keep the "stories around the campfire" experience going.

The Offering

Offering Summary

INVESTMENT OPPORTUNITY

Revenue Participation Rights

Movie Title: The Tale of Nicky Newark

Initial Investor Return: 115%

Projected Budget: $500,000

Maximum Budget: $1,070,000

Minimum ($10,000) of revenue participation rights

Maximum ($500,000) of revenue participation rights

Company: The Tale of Nicky Newark

Type of Security Offered: Revenue Participation Rights (the "Shares", or the "Securities")

Minimum Investment Amount (per investor): $100

Revenue Participation Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined in the Financing Agreement attached as Exhibit F to the Offering Document) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro-rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari-passu basis until such time, if ever, as Investor has received an amount equal to one-hundred and fifteen percent (115%) of the Investor Funds, and the Additional Investors have received an amount equal to one-hundred and fifteen percent (115%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one-hundred and fifteen percent (115%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro-rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. As mentioned prior the Director/Writer, David LaRosa, has foregone the initial pay for this film as Director/Writer and will only receive payments once the investors begin to

receive their recoupment.

Company Perks*

$200+ See your name in the credits with a special Thank You Credit in the film!

$400+ Get an exclusive Q&A session with Writer/Director David LaRosa and cast prior to the movie going into production! Includes special Thank You Credit.

$750+ Receive an advanced screening copy of the film before it's released plus exclusive behind-the-scenes videos throughout the entire production. Includes Q&A and Thank You Credit.

$1,500+ Be an extra in the movie! If you can get yourself to our filming location, we'll get you on camera so you appear in the movie forever! Includes advanced screening copy, behind-the-scenes videos, exclusive Q&A and Thank You Credit.

$5,000+ Get an awesome prop used in the movie signed by the cast and crew and delivered to your door. Even better, you'll also receive exclusive access to tickets for any film festivals we're in. Includes all the previous perks, too.

$10,000+ "Associate Producer" in our credits and on IMDB, and since you're an Associate Producer, you and a guest get to meet the cast and crew and hang out during a day of filming. (Filming date/location TBD.) Includes all the previous perks, too.

$20,000+ "Co-Executive Producer" credit in the film and on IMDB! Come on down to the set and hang out as well as a dinner on us with the Director and members of the Cast. (Filming date/location TBD.) Includes all the previous perks, too.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

**All perks occur after the offering is completed.*

Additional Information

Q and A's

Q: What was the 'Nicky Newark' film made in 2011

A:The 2011 film was the first iteration of this story. 'The Tale of Nicky Newark' is a polished cleaned up version of that film. Dave had an opportunity that few directors do, he had 10 years to think about the first film based on feedback and personal perspective and go back and remake the story. Each film stands on their own but this is the version Dave had wanted to make back during filming in 2009 but couldn't due to the $2,000 budget!

Q: What happens if the minimum amount to make the movies isn't raised here on Wefunder?

A:If we don't raise the full amount on Wefunder we will seek out Private Investors to hit our Goal.

Q: How come Dave is foregoing his Director and Writer salary on this film?

A:Dave has always believed that it is important to "share the risk" with those who are helping you make your project. He has seen too many filmmakers "loose focus" once they've received their funding and not be concerned about the investors. That doesn't sit well with Dave and he believes actions speak louder than words so he had decided to show that with this example.

Q: How will Dave get paid as the Director and Writer?

A:Dave will get paid once YOU begin to get paid. He will make a percentage of his salary as you get your ROI.

Q: Why should I invest in this and not something else?

A:We have overcome many obstacles in our over 10 years of making film. Behind it all is a strong love for this industry and how filmmaking can connect people. Beyond that passion we also have extremely competent people in the production along with our LOI from GlassHouse for distribution. The Producers were extremely happy to bring on Michelle Alexandria who has vast experience and networking connections with the American Film Market, Cannes, and a multitude of distributors outside of GlassHouse. Always having a backup is how the producers have operated over their careers and this project is no exception...it's a continuation of that business strategy. If you didn't see the

exception...it's a continuation of that business strategy. If you didn't see the campaign video above, please check it out to see who we are.

Q: When are you planning on actually filming?

A: The Production team has been waiting until the Pandemic eases. As of now a production could spend over $30,000 on Covid precautions which never end up on screen. It is an expenditure of money that does not benefit our investors. Therefore the Production team is eyeing a Spring/Summer 2022 Start Date, believing that the country will be "back to normal the Production can focus fully on the product. If this Spring/Summer 2022 Start Date is not possible due to the Pandemic or the budget has not been met the Production will plan for a Fall of 2022 Start Date.

Downloads

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